Exhibit 99.9

New Research Reveals Employees Are Ready to be Empowered by
Automation Technology

75 percent of responses indicate employees believe Robotic Process Automation will improve their performance, reduce errors, grow sales and increase customer experience

Hoboken, N.J., June 27, 2019 – NICE (Nasdaq: NICE) today announced the findings from its State of Automation in Customer Service survey. Findings indicated that employees understand the benefits of Robotic Process Automation (RPA) and are more willing to use it to help them deliver better service experiences. More than 2000 employees in the United States and the United Kingdom were surveyed to understand their perception of how RPA enables them to perform their daily tasks better. Click here to learn more.

Driven by NICE RPA’s unique, employee-centric approach to automation, NICE initiated this survey comprising employees working in both customer facing and back office roles, as well as individuals who perform managerial roles in these domains. Key findings from the survey include:

Employees are still spending the majority of their day on repetitive tasks
More than half of the survey respondents said they spend over 50 percent of their working day on repetitive tasks, often a source of employee frustration and turnover that can ultimately result in poor customer service. A quarter of respondents said that over 75 percent of their working day is taken up by repetitive tasks, highlighting the significance of the issue. Organizations across the globe are recognizing the need to empower their employees with more strategic work but are struggling to put this into action. Adopting robotic process automation solutions frees-up employees to spend more time on value-driven responsibilities that require human judgement, by leveraging automation to address the more mundane tasks.

Data explosion is driving the need for automation in service delivery
Although the recent influx of data is creating opportunities to deliver better experiences via personalization and seamless cross-channel engagements, managing and acting on this data presents many challenges to customer service representatives. When asked which task they would prefer to automate, a third (33 percent) of survey respondents said pulling data from various systems, followed by filling in forms (28 percent) and checking data accuracy (26 percent). When looking specifically at respondents that perform back office work, the desire for automation around data-related tasks grows even stronger: 40 percent of U.S. back office employees and 42 percent of UK back office employees said RPA would be most beneficial for accurately processing data, tasks, forms and reports. To deliver the kind of customized service consumers demand, organizations should provide their employees with RPA solutions that present contextually relevant data on their desktop within a single screen view as and when they need it.

Managers and employees both believe in the benefits of automation, but for different reasons
In the U.S, 34 percent of managers managing employees in customer facing roles believe that RPA helps their company deliver better customer experiences. In the UK, 31 percent believe that RPA enhances overall sales or saves the company money. When it comes to employees executing back office tasks, both respondents in the U.S. and UK believe that RPA will be most beneficial for reducing errors and ensuring compliance (over 40 percent).  Although there are differing opinions on the benefits of RPA, the message is clear: employees are ready and willing to embrace automation.

"This survey is a distinct indicator of the shift in mindset within the customer service industry, marking an exciting time for enterprises to invest in intelligent, employee-centric solutions such as NICE RPA," Barry Cooper, President, NICE Enterprise Product Group said. "Employees and managers alike now more clearly understand the benefits of RPA and are ready to embrace it. Delivering exceptional customer experience is essential. Brands will only succeed if they provide employees with solutions that help them focus on customer service and alleviate them of repetitive tasks."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.